# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SONIM TECHNOLOGIES INC, CIK 0001178697
CUSIP: 83548F309
Title of class of securities: Common Stock par value $0.001 per share
Address of issuer's principal executive offices: 4445 EASTGATE MALL, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 12/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001851416

## Reporting persons
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 148,500; shared voting power 0; sole dispositive power 148,500; shared dispositive power 0; aggregate amount beneficially owned 148,500 (9.9% of the class)
  Comment: * Based on 1,488,465 shares outstanding as of December 18, 2025 (as reported in the Issuer's Form 8-K filed on that date).
  
  ** Form line 11 is limited to displaying only the tenth decimal place, but the ownership percentage is 9.98%.
- Streeterville Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 148,500; shared voting power 0; sole dispositive power 148,500; shared dispositive power 0; aggregate amount beneficially owned 148,500 (9.9% of the class)
  Comment: * Based on 1,488,465 shares outstanding as of December 18, 2025 (as reported in the Issuer's Form 8-K filed on that date).
  
  ** Form line 11 is limited to displaying only the tenth decimal place, but the ownership percentage is 9.98%.
- John M. Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 148,500; shared voting power 0; sole dispositive power 148,500; shared dispositive power 0; aggregate amount beneficially owned 148,500 (9.9% of the class)
  Comment: * Based on 1,488,465 shares outstanding as of December 18, 2025 (as reported in the Issuer's Form 8-K filed on that date).
  
  ** Form line 11 is limited to displaying only the tenth decimal place, but the ownership percentage is 9.98%.

## Item 1. Issuer
Name of issuer: SONIM TECHNOLOGIES INC
Address of issuer's principal executive offices: 4445 EASTGATE MALL, SUITE 200, SAN DIEGO, CALIFORNIA, 92121

## Item 2. Person Filing
Name of person filing: This report is filed by Streeterville Capital LLC, Streeterville Management LLC, and John M. Fife with respect to the shares of common stock of the Issuer that are directly beneficially owned by Streeterville Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
300 East Randolph Street, Suite 40.150
Chicago, IL 60601
Citizenship:
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 148,500
Percent of class: 9.98%
Sole power to vote or to direct the vote: 148,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 148,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Streeterville Capital LLC: John Fife, President (12/18/2025)
- Streeterville Management, LLC: John Fife, President (12/18/2025)
- John M. Fife: John Fife, John Fife (12/18/2025)